Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


-------------------------------------------------------------------------------
[Logo of NEWMONT]

NEWMONT MINING CORPORATION
1700 LINCOLN STREET
DENVER, COLORADO  80203

                                                    NEWS RELEASE
-------------------------------------------------------------------------------

MEDIA CONTACT:                                      INVESTOR CONTACT:
Doug Hock                                           Wendy Yang
303-837-5812                                        303-837-6141


NEWMONT ANNOUNCES SUPERIOR OFFER
o        CASH CONSIDERATION INCREASED TO A$0.50 PER SHARE
o        RECOMMENDED BY NORMANDY BOARD
o        ON TRACK TO CLOSE IN MID-FEBRUARY

SYDNEY, January 3, 2002 (Denver, January 2, 2002) -- Newmont Mining Corporation (NYSE: NEM) today announced it has increased the cash consideration in its off-market bid for Normandy Mining Limited (ASX: NDY) by A$0.10 per share. The revised bid has a value of A$1.93 per Normandy share, based on Newmont's closing price on the New York Stock Exchange on January 2, 2002.

Under Newmont's revised bid, which has been recommended by the Board of Directors of Normandy, Normandy shareholders will receive A$0.50 cash and 0.0385 Newmont common shares for each of their shares. Newmont is on track to complete both the Normandy bid and the acquisition of Franco-Nevada Mining Corporation Limited (TSE: FN) in mid-February.

SUPERIOR OFFER

Wayne Murdy, Chairman, President and Chief Executive Officer of Newmont, said, "Our bid is clearly superior to AngloGold's and provides Normandy shareholders significantly higher overall value, approximately 67 percent more cash up front and the ability to participate in the world's premier gold company." Based on closing prices on the New York Stock Exchange on January 2, 2002, Newmont's revised bid has a value of A$1.93 per Normandy share, while AngloGold's offer has a value of A$1.81.

Mr. Murdy noted that Newmont's acquisitions of Normandy and Franco-Nevada continue to be compelling strategically and financially. "The revised bid does not in any way alter our plans for the new company," Mr. Murdy said. "Newmont's bid offers the greatest long-term value potential through an investment in an industry leader with a diversified asset base, balanced risk portfolio, the industry's greatest upside participation in rising gold prices, greater trading liquidity, and a solid balance sheet. The royalty stream and merchant banking skills brought to the company by Franco-Nevada will contribute a solid base of stable cash flows even in a low gold price environment."

"We intend to be a leader in the rationalization of various property interests over time for the benefit of our shareholders. However, unlike AngloGold, we will be disciplined in this process, and we will not be required to confront the disposition of important assets, such as the sale of the management of the Kalgoorlie Super Pit and the participation in the Boddington Expansion Project that are being contemplated by AngloGold."

On the question of timing, Mr. Murdy added, "Newmont has made significant progress over the past few weeks and I am confident that we will complete both the Franco-Nevada and the Normandy transactions by mid-February. Newmont will then have the resources necessary to move forward with its strategic initiatives to build on the combined strengths of all three companies."



                                                                          1 of 3

RECOMMENDATION OF THE NORMANDY BOARD

The Normandy Board, subject to its fiduciary duties, has re-affirmed its recommendation of the Newmont bid, as revised, and its recommendation that Normandy shareholders reject the AngloGold offer.

Robert Champion de Crespigny, Chairman and Chief Executive Officer of Normandy, said, "Considering the values of the two bids, as well as other factors such as trading liquidity and the long-term potential and value creation associated with Newmont and AngloGold implementing their plans after completion of the transactions including, in Newmont's case, the acquisition of Franco-Nevada, the revised Newmont bid continues to be superior to the offer by AngloGold and has the full support of Normandy's Board. Moreover the Newmont bid provides a significantly larger cash component."

Mr. Champion de Crespigny and each of the other directors of Normandy intend to accept the Newmont bid in respect of all of the Normandy shares that they hold.

FRANCO-NEVADA COMMITTED TO TRANSACTIONS

Seymour Schulich, Chairman and Co-Chief Executive Officer of Franco-Nevada, commented, "We remain fully committed to these transactions as we believe they will result in the creation of the premier global gold company with superior share price appreciation potential. We continue to unequivocally recommend the transactions to Franco-Nevada shareholders." Franco-Nevada shareholders will meet to vote on the Newmont acquisition of Franco-Nevada on January 30, 2002.

Mr. Schulich also noted, "As the largest shareholder of Normandy (Franco-Nevada owns 19.8 percent of Normandy), we have real concerns about the risks inherent in AngloGold's announcement last week. Those risks and the related uncertainty of the value of AngloGold would cause us to be very reluctant holders of its shares. At the same time, we don't see how the market for AngloGold shares, which is very thin, can support the disposition of those shares by arbitrageurs and others who share our views."

LIQUIDITY OF NEWMONT STOCK

Newmont provides Normandy shareholders with approximately four times the average daily trading liquidity of AngloGold's shares, and thus a much greater ability to absorb the selling pressure that inevitably accompanies the completion of stock-for-stock acquisitions. Based on historic trading patterns, it would take approximately seventeen months for the market to absorb the shares to be issued under the AngloGold offer if all of the shares issued by AngloGold were resold and those sales constituted fifty percent of the average daily trading volume. For Newmont, the comparable period would be approximately three-and-a-half months.

Furthermore, unlike AngloGold, Newmont is part of the Standard & Poor's 500 Index. Index funds represent a sizeable portion of the equity capital markets and are expected to nearly double their holdings of Newmont stock following the completion of the transactions.

IMPLEMENTATION

The cash component of the Normandy bid will be funded under Newmont's existing US$600 million revolving credit facility, which is currently undrawn. Following completion of the Normandy and Franco-Nevada transactions, Newmont will be one of the best-capitalized gold companies in the world. With strong free cash flow and a net-debt-to-capital ratio of 24%, Newmont will have significant financial flexibility that will be augmented by targeted sales of non-core, non-Australian assets for anticipated proceeds of between US$250 and US$300 million over the next year.



                                                                          2 of 3

Newmont will lodge its Supplementary Bidder's Statement in respect of the amended offer with the Australian Securities and Investment Commission and will mail that statement to Normandy shareholders in due course. The consideration under Newmont's bid will be paid to Normandy shareholders within five business days of acceptance, subject to approval of Australian Stock Exchange listing and the satisfaction or waiver of the conditions of the bid. As previously announced, Newmont has made substantial progress toward satisfying the conditions of the bid and has no reason to believe that the remaining conditions will not be satisfied to permit completion of the acquisitions of Normandy and Franco-Nevada by mid-February. The bid for Normandy is not conditional on the acquisition of Franco-Nevada, but the acquisition of Franco-Nevada is conditional on, among other things, the acquisition by Newmont of a relevant interest in at least 50.1 percent of the Normandy common shares.

                                      # # #

SHAREHOLDERS SHOULD OBTAIN CURRENT QUOTES ON SHARES OF NEWMONT, NORMANDY AND ANGLOGOLD.

                                      # # #

IMPORTANT NOTICE
Although Newmont Mining Corporation has lodged its Bidder's Statement in Australia and mailed it to shareholders of Normandy Mining Limited who reside outside of the United States and Canada, the offer by Newmont is not currently being made to shareholders in the United States and Canada. In addition, the Newmont offer cannot be accepted by shareholders in the United States and Canada until Newmont's Registration Statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes a preliminary prospectus) on December 20, 2001 and a preliminary proxy statement on December 26, 2001. Investors and security holders are advised to read the preliminary prospectus and preliminary proxy statement, which are available now, and the definitive prospectus and definitive proxy statement, when they become available, because they contain and will contain important information. Investors and security holders may obtain free copies of the preliminary prospectus and preliminary proxy statement (which are available now) and the definitive prospectus and definitive proxy statement (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the preliminary prospectus and preliminary proxy statement, now available, and the definitive prospectus and definitive proxy statement, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS  IN  SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.


                                                                          3 of 3